press release

ArcelorMittal announces the publication of first quarter 2016 Ebitda sell-side analyst consensus figures

25 April 2016 - ArcelorMittal has today announced the publication of first quarter 2016 Ebitda sell-side analysts’ consensus figures. The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Vuma Financial Services Limited (trade name: Vuma Consensus).

To arrive at the consensus figures below, Vuma Consensus has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of around 30 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

EBITDA consensus estimates

Period	Number of sell-side analysts participation	EBITDA consensus average $ million
Q1 2016E	22	$920

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the group consensus outlined above are the following:

  ABN Amro - Philip Ngotho
  Bank of America Merrill Lynch - Cedar Ekblom
  BEKA Finance - Iñigo Recio Pascual
  Berenberg – Alessandro Abate
  Clarkson Platou Securities – Lee McMillan
  Commerzbank - Ingo-Martin Schachel
  Cowen & Company - Tony Rizzuto
  Credit Suisse - Michael Shillaker
  Degroof Petercam - Junior Cuigniez
  Deutsche Bank - Bastian Synagowitz

  Exane BNP Paribas - Luc Pez
  Goldman Sachs - Stephen Benson
  Grupo Santander - Robert Jackson
  ING - Jaap Kuin
  Jefferies International - Seth Rosenfeld; Alan Spence
  JP Morgan – Roger Bell
  Kepler Cheuvreux - Rochus Brauneiser
  Macquarie – Patrick Morton
  Morgan Stanley – Alain Gabriel
  Rabobank International - Frank Claassen
  RBC Capital Markets - Ioannis Masvoulas
  UBS – Carsten Riek

Disclaimer
The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on corporate.arcelormittal.com